Exhibit 5.1

D. Brennan Reilly, P.C.
Attorney & Counselor

January 30, 2019

AZZ Inc.
3100 W. 7th St., Suite 500
Fort Worth, Texas 76107
Ladies and Gentlemen:

We refer to the Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of AZZ Inc., a Texas corporation (the “Company”), relating to $20,000,000 of unsecured obligations (the “Deferred Compensation Obligations”) of the Company to pay deferred compensation in the future in accordance with the AZZ Inc. Deferred Compensation Plan (the “Plan”).
In arriving at the opinion expressed below, we have reviewed originals or copies, certified or otherwise identified to our satisfaction, of the Plan and such corporate records of the Company and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below. In rendering such opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted as originals, and the conformity to the originals of all documents submitted as copies. In addition, we have assumed and not verified the accuracy as to factual matters of each document we have reviewed.
Based on the foregoing, and subject to the further assumptions and qualifications set forth below, we advise you, as counsel to the Company, that in our opinion the Deferred Compensation Obligations, when issued in accordance with the terms of the Plan, will be legally valid and binding obligations of the Company, enforceable against the Company in accordance with the terms of the Plan. This opinion is subject to the following qualifications and exceptions:
(i)the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination;
(ii)limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of any securities, and the effect of judicial decisions which have held that certain provisions are unenforceable where their enforcement would violate the implied covenant of good faith and fair dealing, or would be commercially unreasonable, or where their breach is not material; and

3731 Rice Boulevard · Houston, Texas 77005 · (713) 839-0855 · Fax (713) 839-0551 · Brennan@ERISAtax.com

January 30, 2019

(iii)our opinion is based upon and limited to current statutes, rules, regulations, cases and official interpretive opinions under laws of the State of Texas and federal laws of the United States, and it covers certain items that are not directly or definitively addressed by such authorities.
This opinion letter has been prepared for use in connection with the Registration Statement. We assume no obligation to advise you of any changes in the foregoing subsequent to the effective date of the Registration Statement.
We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act.
Very truly yours,

/s/ D. Brennan Reilly

D. Brennan Reilly, P.C.